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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*
                                             -


                            Lifeline Systems, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.02 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 532192  10  1
           ---------------------------------------------------------
                                (CUSIP Number)

   Ms. Sheryl B. Kaplan, Lifeline Systems, Inc., 640 Memorial Drive, Cambridge,
   MA 02139 (617) 679-1000
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 11, 1994
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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- -----------------------                                  ---------------------
 CUSIP NO. 532192 10 1            SCHEDULE 13D             PAGE 2 OF 8 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ronald Feinstein
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                            [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            370,676 (beneficial interest disclaimed in 16,000)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             370,676 (beneficial interest disclaimed in 16,000)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      354,676

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.2%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 7 pages
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                        AMENDMENT NO. 1 TO SCHEDULE 13D


Explanatory Note:   This Amendment No. 1 to Schedule 13D updates share and
                    option information pertaining to the filer. This Amendment also includes certain shares beneficially owned by the filer through an interest in the Employee's Savings and Investment
                    Plan of Lifeline Systems, Inc., which shares were not included in the filer's initial Schedule 13D filing.


Item 1.   Security and Issuer
          -------------------

          Common Stock, $.02 par value per share ("Common Stock"), of Lifeline Systems, Inc. (the "Company"), 640 Memorial Drive, Cambridge, Massachusetts 02139

Item 2.   Identity and Background
          -----------------------

          (a)  Ronald Feinstein
          (b) c/o Lifeline Systems, Inc., 640 Memorial Drive, Cambridge, Massachusetts 02139
          (c) President and Chief Executive Officer of the Company, 640 Memorial Drive, Cambridge, Massachusetts 02139
          (d)  None
          (e)  None
          (f)  U.S.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) As of March 31, 1996, Mr. Feinstein beneficially owned 370,676 shares of Common Stock, except as this amount may be limited by the explanations contained in the following paragraphs:

               1. 354,676 shares are owned directly by Mr. Feinstein. Includes 167,500 shares that Mr. Feinstein has the right to acquire within sixty days after March 31, 1996. Also includes 6,642 shares which Mr. Feinstein beneficially owns through his interest in the Company's Employees' Savings and Investment Plan (the "401(k) Plan"), as to which shares Mr. Feinstein possesses sole dispositive power and voting power.

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               2.   16,000 shares are held by Mr. Feinstein's children. Mr.
                    Feinstein has sole voting and dispositive power over such shares, but he disclaims any beneficial interest.

          (b)  See Item 5(a) above.

          (c) This Item 5(c) describes the acquisitions of Common Stock by Mr. Feinstein between the date sixty days prior to March 31, 1996 and the date of the filing of this statement:

               Mr. Feinstein became the beneficial owner of 152 shares of Common Stock though purchases of Common Stock by the 401(k) Plan on March 31, 1996 at prices ranging from $11.875 to $12.25 per share (as to which shares Mr. Feinstein possesses sole dispositive power and voting power).

          (d) Mr. Feinstein's children own 16,000 shares of Common Stock and have the right to receive any dividends that may be declared and any proceeds from the sale of such shares.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
          --------------------------------------------------------

          Pursuant to the terms of an employment agreement, as amended, effective as of August 27, 1992, Ronald Feinstein became the Executive Vice President and Chief Operating Officer of the Company on October 1, 1992, and the President and Chief Executive Officer on January 1, 1993. Mr. Feinstein receives a base salary of not less than $200,000 annually. Pursuant to the terms of Mr. Feinstein's agreement, on September 1, 1992, the Company sold to Mr. Feinstein 83,333 shares of the Company's Common Stock at a price of $3.00 per share (which represented the fair market value of the Common Stock on August 27,
          1992) for an aggregate price of $250,000. The Company loaned $250,000 to Mr. Feinstein for seven years at an annual interest rate of 5.98% pursuant to the terms of a promissory note (the "Note") which is secured by the Common Stock that Mr. Feinstein purchased. The Note will accelerate and become immediately due and payable on the twentieth business day following a determination (the "Determination Date")

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          by the Chief Financial Officer of the Company, with the approval of the Chairman of the Compensation Committee, that the value of 40,000 shares of Common Stock (based on the average of the high and low trade prices reported on the Nasdaq National Market for the 15 consecutive trading days prior to the Determination Date) exceeds (i) the sum of $450,000 plus (ii) the federal and state taxes on a gross-up basis in effect on the Determination Date, determined as if 40,000 shares, with a total cost of $200,000, were bought and sold on the Determination Date and resulted in a net profit after applicable taxes of $250,000. Until the Note is paid in full, but in no event later than April 15, 1999, the Company will pay Mr. Feinstein a bonus equal to the lesser of (x) the annual interest due on the Note and (y) 1% of the Company's pre-tax profit (a) in the first year that the Company achieves a specified level of after-tax net profit, and (b) in subsequent years, in the event that the Company achieves certain percent increases in net profit from the previous year.

          Pursuant to his employment agreement, Mr. Feinstein also received a nonstatutory stock option to purchase up to 150,000 shares of Common Stock at an exercise price of $3.00 per share (which represented the fair market value on the date of grant), vesting one-fifth on the date of grant and one-fifth on each of the next four anniversary dates. The original expiration date of this stock option was the fifth anniversary of the date of grant; on December 6, 1995, the Stock Option Plans Committee extended the exercise period of the option for an additional five years, so that the option will expire on August 27, 2002. Pursuant to his employment agreement, Mr. Feinstein was also granted a stock option to purchase up to 100,000 shares of Common Stock at $3.00 per share (which represented the fair market value on the date of grant), subject to a vesting schedule that originally provided for vesting in three equal annual installments commencing April 15 in the year following the achievement of certain financial goals. On September 27, 1995, the Stock Option Plans Committee amended this option to provide for vesting on the earlier of the six-year anniversary of the date of grant or in three equal annual installments commencing April 15 in the year following the achievement of certain financial goals. Upon a change in control of the Company, (i) the stock option for 150,000 shares described above would be accelerated and deemed to be

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          vested, and (ii) the stock option for 100,000 shares described above would also be accelerated and deemed to be vested, provided that the Company has achieved a certain level of profitability for the four quarters preceding such change in control.

          The Company also granted to Mr. Feinstein the following options for his service as a director of the Company: options to purchase 1,001 shares at $2.42 per share granted on January 1, 1990, which were exercised on February 13, 1995; options to purchase 4,500 shares at $10.00 per share granted on January 9, 1991, which options are currently fully-vested; and options to purchase 3,000 shares at $14.375 per share granted on January 9, 1992, which options are currently fully vested.


Item 7.   Material to be filed as Exhibits
          --------------------------------

     The following is a list of exhibits to this Amendment No. 1 to Schedule 13D. The following exhibits have, as indicated below, previously been filed by and on behalf of the Company with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 and are referred to and incorporated herein by reference to such filings.

          Exhibit 1.     Nonqualified Stock Option Agreement between the Company
          ---------      and Mr. Feinstein, dated as of January 2, 1990.


                         (Filed with the Company's 10-Q for the quarter ended June 30, 1990)

          Exhibit 2.     Amended Employment and Noncompetition Agreement between
          ---------      Mr. Feinstein and the Company, dated August 27, 1992.


                         (Filed with the Company's 10-K for the year ended December 31, 1992)

          Exhibit 3.     Secured Promissory Note between Mr. Feinstein and the
          ---------      Company, dated September 1, 1992.


                         (Filed with the Company's 10-K for the year ended December 31, 1992)

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          Exhibit 4.     Security and Pledge Agreement between Mr. Feinstein and
          ---------      the Company, dated September 1, 1992.


                         (Filed with the Company's 10-K for the year ended December 31, 1992)

          Exhibit 5.     Nonstatutory Stock Option Agreement, as amended,
          ---------      between Mr. Feinstein and the Company, dated August 27,
                         1992.


                         (Filed with the Company's 10-K for the year ended December 31, 1992)

          Exhibit 6.     Special Non-Statutory Stock Option Agreement, as
          ---------      amended, between Mr. Feinstein and the Company, dated
                         August 27, 1992.


                         (Filed with the Company's 10-K for the year ended December 31, 1992)

          Exhibit 7.     Non-Statutory Stock Option Agreement between Mr.
          ---------      Feinstein and the Company, dated February 11, 1994.


                         (Filed with the Company's 10-Q for the quarter ended March 31, 1994)

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  /s/ Ronald Feinstein
                                                  -------------------------
                                                  Ronald Feinstein
Dated: April 30, 1996